Filed Pursuant to Rule 424(b)(5)

File Number 333-111697

Prospectus Supplement to Prospectus dated July 2, 2004.

5,681,818 Shares

Common Stock

We are offering 5,681,818 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol “VITA”. The last reported sale price of our common stock on the Nasdaq National Market on June 30, 2004 was $5.14 per share.

Investing in our common stock involves risks.

See “ Risk Factors” beginning on page S-6.

	Per Share	Total
Public Offering Price	$4.40	$24,999,999
Proceeds, Before Expenses, to Us	$4.40	$24,999,999

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is July 2, 2004.

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with information that is different from that contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We are offering to sell and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of its respective date, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock. Some of the information in the accompanying prospectus may not apply to this offering. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

Unless we have indicated otherwise, references in this prospectus supplement to the “Company”, “Orthovita”, “we”, “us” and “our” or similar terms refer to Orthovita, Inc. and its consolidated subsidiaries. Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement to “$” or “dollars” are to the lawful currency of the United States.

Orthovita, the Orthovita logo, VITOSS®, CORTOSS® and ALIQUOT® are registered trademarks, and RHAKOSS™, IMBIBE™, ENDOSKELETON™, VITOMATRIX™ and ORTHOBONE™ are trademarks.

Prospectus Supplement

Prospectus

PROSPECTUS SUPPLEMENT SUMMARY

Our Company

We are a leading biomaterials company with proprietary technologies for the development and commercialization of synthetic biologically-active tissue engineering products for restoration of the human skeleton. We develop and market novel, synthetic-based biomaterial products for use in spinal surgery, the repair of osteoporotic fractures and a broad range of clinical needs in the trauma, joint reconstruction, revision and extremities markets. Our business is focused on two areas. Our near-term commercial business is based on our VITOSS Scaffold technology platforms, which are designed to address the non-structural bone graft market. Our longer-term clinical development program is focused on our CORTOSS technology platform, which is designed for injections in osteoporotic spines to treat Vertebral Compression Fractures (“VCFs”).

To date, we have focused on commercializing products based on our VITOSS Scaffold technology platforms. In the U.S., our largest market, these products have received marketing authority under a 510(k) regulatory pathway, allowing us to rapidly expand and evolve our product offerings. While we build our near-term commercial business, we continue to develop our CORTOSS technology platform to address critical needs in the VCF market. We have received CE Certification in the European Union (“EU”) to market CORTOSS for vertebral augmentation of VCFs of the spine. In the U.S., we have completed a pilot study for the use of CORTOSS in vertebral augmentation of VCFs using the Vertebroplasty treatment technique and are currently enrolling the pivotal phase of that clinical study. We expect to file a premarket approval application in the U.S. for CORTOSS based on data from this pivotal clinical study in 2007. We have also completed patient enrollment in a second pilot study, involving the use of CORTOSS in vertebral augmentation of VCFs using the kyphoplasty technique.

Since our initial U.S. launch in mid-2001, we have grown revenues consistently. We had total revenues of $15.5 million in 2003 and in the first quarter of 2004 we reported total revenues of $5.1 million, a 59% increase from total revenues of $3.2 million in the first quarter of 2003. We attribute this growth to new product launches and the strengthening of our distribution channels.

Industry Overview

The markets served by our products and products under development are large and growing rapidly. The primary drivers of this growth include the aging baby-boomer population and the shift from dependence on cadaver-based bone products to the use of next-generation synthetic biomaterials. Based on information from Data Monitor, a market research organization, we estimate that the non-structural bone graft market, addressed by our VITOSS Scaffold technology platforms, will grow to $1 billion in 2007 from $360 million in 2001. Also based on information from Data Monitor, we estimate the structural bone grafting biomaterials market, addressed by our CORTOSS technology platform, to be $763 million in 2007.

Our Strategy

Our strategy is to strengthen our position as a leading synthetic-based orthopedic biomaterials company with a wide array of biomaterials products. The principal elements of our strategy are as follows:

Aggressively broaden our near-term product portfolios to drive sales growth.

Since the beginning of 2004, we have developed and received regulatory clearance for several new VITOSS platform products. We have launched three such products thus far and we expect to launch approximately nine additional products by the end of 2004. We expect to continue to invest in new near-term commercial biomaterials products to help drive new sales and to help us become the premier synthetic-based orthopedics biomaterials company. We continue to conduct research and development activities in an effort to attain marketing authority for both new and existing product candidates.

Aggressively strengthen and expand our focused biomaterials distribution team.

We continue to strengthen our field sales network through the addition of direct sales representatives in those U.S. sales territories where either we do not have independent sales agency coverage or in territories that are underserved. Our direct sales representatives work alone or in conjunction with our independent sales agencies. At March 31, 2004, we had 25 direct sales representatives, compared to 18 as of the end of 2003. We anticipate that we will have approximately 40 direct sales representatives by the end of 2004.

Expand existing and enter into new strategic partnership agreements.

Our partnership with Kensey Nash Corporation (“Kensey Nash”) has yielded a new biomaterials platform, VITOSS Scaffold FOAM. We introduced two new products in the first quarter of 2004 based on this platform, and expect to launch several others in the remainder of 2004 and throughout 2005. In addition, we recently entered into an exclusive distribution agreement with Cohesion Technologies, Inc., a wholly-owned subsidiary of Angiotech, for a surgical hemostatic agent called CoStasis® and its related accessories. We believe that CoStasis, which we will rebrand and market as VITAGEL™ with CELLPAKER® accessories, will further leverage our distribution channel for our orthopedic customers. See “Recent Developments” in this prospectus supplement for additional information relating to this partnership. We expect to continue to seek partnerships to further leverage our dedicated orthopedic biomaterials-specific distribution channel.

Provide clinically significant support for our technology platforms.

We have developed and built our commercial strategy and market presence on the basis of comprehensive and detailed supporting data packages. All of our VITOSS Scaffold technology platforms are supported with an extensive data set, or “Burden of Proof,” that includes a validated array of pre-clinical and clinical data to support adoption and usage. We intend to continue to invest in supportive data for all of our commercial products.

Our Products and Products under Development

VITOSS Scaffold Platforms

VITOSS is an ultra-porous resorbable calcium phosphate bone void filler used to help the body guide the three-dimensional regeneration of the patient’s own bone. We launched VITOSS Scaffold in the U.S. and the EU in 2001 and surgeons have implanted over 54,000 units in patients to date. VITOSS is composed of beta-tricalcium phosphate (ß-TCP) and is proven to perform well in an array of applications in the spine, extremities and pelvis, such as spinal surgery and bone defects due to trauma, degenerative disease and tumors. VITOSS integrates well into existing bone and promotes new bone in-growth and maturation. Since the initial U.S. regulatory clearance and subsequent product launch in mid-2001, we have developed and are developing a number of new VITOSS-based products and related delivery devices that are expected to expand the market for our VITOSS products by broadening the range of surgical indications and by addressing additional surgeon preferences and needs. Within this family of products, we currently have 510(k) regulatory clearance to market VITOSS Scaffold, VITOSS MICRO and MACRO Morsels, VITOSS CANISTER and IMBIBE Bone Marrow Aspirate Device.

In 2003, we entered into a development, manufacturing and supply agreement with Kensey Nash, which has led to the development and initial launch of a new product platform branded under the name VITOSS Scaffold FOAM. The VITOSS Scaffold FOAM products combine our base VITOSS Scaffold technology with Kensey Nash’s proprietary resorbable biomaterials to produce a wide array of pliant, flexible, flowable and compression resistant bone graft materials. The VITOSS Scaffold FOAM products have the ability to soak and hold 90% of the material’s own volume in blood and bone marrow aspirate while retaining these biological fluids in pliable and compression resistant forms. These forms can be designed into a myriad of indication specific shapes and material characteristics to meet surgeon needs for handling and delivery in a variety of surgical approaches and applications. In the first quarter of 2004, we received 510(k) regulatory clearance and launched

VITOSS Scaffold FOAM. We expect to launch additional products under the 510(k) clearance for this technology platform throughout 2004, including VITOSS Scaffold FOAM FLOW and VITOSS Scaffold FOAM SHAPES.

In addition, we are developing our ENDOSKELETON technology platform. We expect our ENDOSKELETON technology platform to combine proprietary Orthovita-designed structural devices with bone graft materials, such as our VITOSS Scaffold FOAM product. In the first quarter of 2004, we received 510(k) regulatory clearance for ENDOSKELETON TA, which provides physiological support to, or replaces damaged vertebral bodies. A 510(k) application is under review with the U.S. Food and Drug Administration (“FDA”) for the pre-packaged combination of our ENDOSKELETON platform together with VITOSS Scaffold FOAM. We intend to evolve our ENDOSKELETON product program over the next several years into an array of products that combine structural components with regenerative scaffolds for the extremities, long bones and spine. We believe that the ENDOSKELETON product platform will expand our reach into new markets and new clinical indications. We expect the first combination ENDOSKELETON products to become commercially available in 2005.

CORTOSS Platforms

Our CORTOSS synthetic cortical bone void filler is a high-strength, self-setting, composite-engineered polymer designed to mimic the strength characteristics of human structural bone. We have designed this product to have the specific material characteristics required for VCF treatments. CORTOSS is cleared for sale in Australia and approved for sale in Europe for use in screw augmentation and vertebral augmentation procedures, including compression fractures caused by osteoporosis and invasive tumors. Surgeons have implanted CORTOSS into approximately 2,600 patients to date as part of our EU and U.S. clinical trial programs, as well as in our early commercial sales in Europe. On June 3, 2004, we announced preliminary results of our U.S. pilot clinical study using minimally invasive vertebroplasty technique to repair fractures. Patients with osteoporotic VCFs treated with CORTOSS Synthetic Cortical Bone Void Filler showed a significant and rapid reduction in pain and restoration of function that is maintained 12 months after treatment. The 12-month study results were presented at EuroSpine 2004, the 6th Annual Meeting of the Spine Society of Europe held in Porto, Portugal. The FDA has granted us an investigational device exception, or IDE, to conduct a pivotal study, in which patient enrollment is currently underway.

Recent Developments

In June 2004, we entered into an exclusive North American sales and distribution agreement with Angiotech for CoStasis. CoStasis is an FDA-approved, composite liquid hemostat that combines the biomaterials thrombin and collagen with the patient’s autologous plasma. When applied to the surgical sight, CoStasis creates a safe adherent matrix and an impermeable barrier to blood flow. CoStasis was previously marketed broadly to general surgeons and is applicable in the spine, hip and knee replacement surgery markets, where bleeding is a significant complication for many routine surgeries. Under the terms of the agreement, we will assume all sales, marketing and distribution efforts while Angiotech will be responsible for manufacturing. The agreement also includes options for us to distribute CoStasis at a future date in Europe and the rest of the world. We intend to rebrand CoStasis as VITAGEL with CELLPAKER accessories, and focus our sales efforts within our existing orthopedics and spine-based distribution channel, utilizing the same marketing strategy that we use for all of our VITOSS-related products. We believe that this strategy will provide our sales representatives an additional functional biomaterials product to offer to their customers within one call point and service point.

Corporate Information

We incorporated in Pennsylvania in 1992. Our principal offices are located at 45 Great Valley Parkway, Malvern, Pennsylvania 19355, and our telephone number is (610) 640-1775. Our website is located at www.orthovita.com. The information contained on our website is not a part of this prospectus supplement or the accompanying prospectus.

The Offering

Common stock offered by us	5,681,818 shares

Common stock to be outstanding immediately after this offering	46,460,037 shares

Use of Proceeds	To increase product inventory, continue to expand our sales force and for general corporate purposes. See “Use of Proceeds.”

Nasdaq National Market symbol	VITA

The number of shares of our common stock to be outstanding immediately after this offering is based on shares of common stock outstanding as of May 31, 2004. This number does not include:

•	6,309,095 shares of common stock issuable upon exercise of stock options outstanding under our existing stock option plans as of May 31, 2004 at a weighted average price of $3.77 per share;

•	966,769 shares of common stock reserved as of May 31, 2004 for future issuance under our existing stock option plans and 208,868 shares of our common stock reserved for future issuance under our employee stock purchase plan;

•	1,195,779 shares of common stock issuable upon the conversion of our Series A 6% Adjustable Cumulative Convertible Voting Preferred Stock (“Series A Preferred Stock”); and

•	1,242,099 shares of common stock issuable upon exercise of warrants outstanding as of May 31, 2004 at a weighted average exercise price of $4.04 per share.

SUMMARY CONSOLIDATED FINANCIAL DATA

This section presents our summary consolidated financial data. This information is only a summary and should be read in conjunction with our consolidated financial statements and notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

We derived the summary consolidated statements of operations data for the years ended December 31, 2001, 2002 and 2003 from our audited consolidated financial statements, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. We derived the summary interim consolidated statement of operations data for the three months ended March 31, 2003 and 2004 and consolidated balance sheet data as of March 31, 2004 from our unaudited financial statements, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Consolidated Statement of Operations Data:
Product sales	$3,940,395	$10,379,205	$15,468,621	$3,215,135	$5,102,518
Cost of sales	719,373	1,578,765	2,637,472	507,958	929,112

Gross profit	3,221,022	8,800,440	12,831,149	2,707,177	4,173,406
Operating expenses:
General and administrative	4,361,183	5,334,298	3,985,841	1,180,589	1,127,147
Selling and marketing	5,910,505	8,870,748	12,178,503	2,804,139	4,268,087
Research and development	7,202,942	5,971,039	5,088,237	1,111,827	1,230,244

Total operating expenses	17,474,630	20,176,085	21,252,581	5,096,555	6,625,478

Operating loss	(14,253,608)	(11,375,645)	(8,421,432)	(2,389,378)	(2,452,072)
Interest (expense) income, net	88,189	(294,299)	(580,024)	(103,767)	(171,264)
Net gain on sale of product line	375,000	—	—	—	—

Net loss	(13,790,419)	(11,669,944)	(9,001,456)	(2,493,145)	(2,623,336)
Dividends paid on preferred stock	—	423,618	268,521	268,521	—
Deemed dividends on preferred stock	—	8,198,840	850,869	286,833	—

Net loss applicable to common shareholders	$(13,790,419)	$(20,292,402)	$(10,120,846)	$(3,048,499)	$(2,623,336)

Net loss per share applicable to common shareholders, basic and diluted	$(0.82)	$(1.00)	$(0.33)	$(0.15)	$(0.06)

Shares used in computing basic and diluted net loss per share	16,841,970	20,223,182	30,942,390	20,391,509	41,723,972

					As of March 31, 2004
					(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments					$16,816,880
Total assets					31,226,374
Working capital					22,599,515
Long-term liabilities(1)					7,624,431
Total shareholders’ equity					19,380,224

(1)	Included in long-term liabilities is a revenue interest obligation of $7,167,700 as of March 31, 2004. See Note 6 of “Notes to the Consolidated Financial Statements” incorporated by reference herein from our Annual Report on Form 10-K for the year ended December 31, 2003.

RISK FACTORS

An investment in our common stock is speculative in nature and involves a high degree of risk. You should carefully consider the discussion of the material risks of investing in our common stock contained in the accompanying prospectus, beginning on page 5, our Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated by reference in this prospectus supplement and the accompanying prospectus, beginning on page 45, and in any report subsequently filed by us with the Securities and Exchange Commission and incorporated or deemed to be incorporated by reference in this prospectus supplement in evaluating our Company, our business and our prospects.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical facts or statements of current conditions, our disclosure and analysis in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus contain some forward-looking statements. Forward-looking statements give our current expectations, forecasts of future events or goals. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “seek” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to present or anticipated products and markets, future revenues, capital expenditures, future financing and liquidity, adding direct sales representatives, the adequacy of available resources and other statements regarding matters that are not historical facts or statements of current condition.

Any or all of our forward-looking statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make, or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially. There are important factors that could cause actual events or results to differ materially from those expressed or implied by forward-looking statements including, without limitation, demand and market acceptance of our products, and the other risk factors addressed in the accompanying prospectus and additional factors described in our filings with the U.S. Securities and Exchange Commission (the “SEC”). In addition, our performance and financial results could differ materially from those reflected in the forward-looking statements due to general financial, economic, regulatory and political conditions affecting the biotechnology, orthopedic and medical device industries.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our filings with the SEC. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $24.0 million, after deducting estimated expenses of $965,000, which includes $750,000 that we have agreed to pay to First Albany Capital Inc. for its services as financial advisor to the Company. We intend to use the net proceeds of this offering to increase our product inventory, continue to expand our sales force and for general corporate purposes, including potential acquisitions of products and technologies. While we periodically review such potential acquisitions, as of the date of this prospectus supplement, we are not a party to any commitments with respect to such transactions. Accordingly, we will retain broad discretion over the use of these proceeds. Pending the uses described above, we intend to invest the net proceeds of this offering in short-term, interest–bearing, investment-grade securities.

PRICE RANGE OF COMMON STOCK

Our Common Stock is quoted on the Nasdaq National Market (“Nasdaq”) under the symbol “VITA.” We began trading on Nasdaq on August 2, 2000. The following table reflects the ranges of high and low sale prices for our Common Stock as reported on Nasdaq.

	Nasdaq
	High	Low
2004:
First Quarter	$4.74	$2.81
Second Quarter (through June 25, 2004)	5.24	3.60

2003:
First Quarter	$4.19	$2.50
Second Quarter	3.91	2.43
Third Quarter	4.06	2.32
Fourth Quarter	4.75	2.80

2002:
First Quarter	$3.40	$1.65
Second Quarter	2.89	1.55
Third Quarter	3.35	1.40
Fourth Quarter	4.44	2.19

As of June 30, 2004 there were approximately 172 holders of record for shares of our Common Stock. On June 30, 2004, the last reported sale price of the Common Stock as reported by Nasdaq was $5.14 per share.

DIVIDEND POLICY

We have never declared or paid cash dividends on shares of our Common Stock and do not anticipate paying any cash dividends in the foreseeable future on shares of our Common Stock. Dividends declared in 2003 and 2002 of $268,521 and $423,618, respectively, were paid in shares of Common Stock to our holders of Series A Preferred Stock prior to their automatic conversion into shares of Common Stock that occurred during the second quarter of 2003.

DILUTION

If you invest in our common stock, you will experience dilution to the extent of the difference between the public offering price per share you pay in this offering and the net tangible book value per share of our common stock immediately after this offering. Our net tangible book value as of March 31, 2004 was approximately $19.4 million, or $ 0.48 per share. Net tangible book value per share represents our total tangible assets, which excludes goodwill and other intangible assets, less our total liabilities, all divided by the aggregate number of shares of our common stock outstanding as of March 31, 2004.

After giving effect to the sale of the 5,681,818 shares of our common stock in this offering, at the public offering price of $4.40 per share and after deducting the estimated offering expenses payable by us, our net tangible book value at March 31, 2004 would have been approximately $43.4 million, or $0.94 per share. This represents an immediate increase in net tangible book value of $0.46 per share to existing shareholders and an immediate dilution of $3.46 per share to you. Dilution per share represents the difference between the amount per share paid by you in this offering and the net tangible book value per share at March 31, 2004, as adjusted to give effect to this offering.

The following table illustrates this per share dilution:

Public offering price per share		$4.40
Net tangible book value per share at March 31, 2004	$0.48
Increase in net tangible book value per share attributable to new investor	0.46

As adjusted net tangible book value per share after this offering		0.94

Dilution per share to new investor		$3.46

The number of shares of common stock outstanding used for existing shareholders in the table and calculations above is based on 40,560,806 shares outstanding as of March 31, 2004 and does not include, as of that date:

•	4,611,619 shares of our common stock issuable upon exercise of stock options outstanding under our existing stock option plans as of March 31, 2004 at a weighted average exercise price of $3.48 per share;

•	224,098 shares of our common stock reserved as of March 31, 2004 for future issuance under our existing stock option plans and 208,868 shares of common stock reserved for future issuance under our employee stock purchase plan;

•	1,195,779 shares of our common stock issuable upon the conversion of our Series A Preferred Stock; and

•	1,370,671 shares of common stock issuable upon exercise of warrants outstanding as of March 31, 2004 at a weighted average exercise price of $4.04 per share.

The exercise of outstanding options or conversion of preferred stock having an exercise or conversion price less than the public offering price will increase your dilution.

PLAN OF DISTRIBUTION

We are selling all 5,681,818 shares offered by this prospectus supplement directly to Angiotech Pharmaceuticals, Inc.

We estimate that our expenses for the offering will be approximately $1.0 million. This amount includes $750,000 payable to First Albany Capital Inc., who served as financial advisor to the Company in connection with the offering, $150,000 for legal and accounting fees and expenses, $45,000 for fees related to the listing of the shares, and $20,000 in miscellaneous expenses.

LEGAL MATTERS

Certain legal matters with respect to the common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP.

EXPERTS

The consolidated financial statements of Orthovita, Inc. as of December 31, 2003 and 2002, and for each of the years in the two-year period ended December 31, 2003, have been incorporated by reference herein in this prospectus supplement and in the accompanying prospectus from the Annual Report on Form 10-K of Orthovita, Inc. for the year ended December 31, 2003 in reliance upon the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Orthovita, Inc. as of December 31, 2001 incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by Arthur Andersen LLP (“Andersen”), independent public accountants, as indicated in their report with respect thereto.

On March 14, 2002, Andersen was indicted on federal obstruction of justice charges arising from the government’s investigation of Enron Corporation. Following this event, our Audit Committee directed management to consider the need to appoint new independent public accountants. On June 15, 2002, a jury found Andersen guilty of the government’s charges. On July 15, 2002, at the direction of the Board of Directors, acting upon the recommendation of the Audit Committee, we dismissed Andersen and appointed KPMG LLP as our independent public accountants.

SEC rules require us to present our audited financial statements in various SEC filings, along with Andersen’s consent to our inclusion of its audit report in those filings. However, Andersen is unable to provide a consent to us for inclusion in our future SEC filings relating to its report on our consolidated financial statements as of and for the year ended December 31, 2001. Additionally, Andersen is unable to provide us with assurance services, such as advice customarily given to underwriters of our securities offerings and other similar market participants. The SEC has provided regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement to file a consent of Andersen in certain circumstances. Notwithstanding this relief, the inability of Andersen to provide its consent or to provide assurance services to us in the future could negatively affect our ability to, among other things, access the public capital markets. Any delay or inability to access the public markets as a result of this situation could have a material adverse impact on our business. Also, an investor’s ability to seek potential recoveries from Andersen related to any claims that an investor may assert as a result of the audit performed by Andersen may be limited significantly both as a result of an absence of a consent and the diminished amount of assets of Andersen that are or may in the future be available to satisfy claims.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other documents with the SEC. You may read and copy any reports, proxy statements and other documents we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also obtain copies of these reports, proxy statements and other documents at the SEC’s website at www.sec.gov.

We have filed a registration statement on Form S-3 and related exhibits with the SEC under the Securities Act of 1933. The registration statement contains additional information about us and the shares of common stock covered by this prospectus supplement and the accompanying prospectus. You may inspect the registration statement and exhibits without charge and obtain copies from the SEC at the location above or from the SEC’s website.

PROSPECTUS

10,000,000 Shares

ORTHOVITA, INC.

Common Stock

We may offer up to 10,000,000 shares of our common stock. Our common stock trades on the Nasdaq National Market under the symbol “VITA”.

We may offer these securities at prices and on terms to be set forth in one or more supplements to this prospectus. These securities may be offered directly, through agents on our behalf or through underwriters or dealers.

An investment in our securities involves significant risks. You should carefully consider the risk factors beginning on page 5 of this prospectus before investing in our securities.

The securities described in this prospectus have not been approved by the Securities and Exchange Commission or any state securities commission, nor have they determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 2, 2004

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or specifically incorporated by reference into this prospectus. No dealer, sales person or other individual has been authorized to give any information or to make any representations not contained in this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us.

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the shares of common stock offered by this prospectus in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation.

The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of common stock offered by this prospectus. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this prospectus or in our affairs since the date of this prospectus.

Orthovita, the Orthovita logo, VITOSS® and CORTOSS® are our registered trademarks, and RHAKOSS™, IMBIBE™, ALIQUOT™, VITOMATRIX™ and ORTHOBONE™ are our trademarks.

ABOUT ORTHOVITA, INC.

Orthovita is a Pennsylvania corporation with proprietary technologies applied to the development of biostructures, which are synthetic, biologically active, tissue engineering products for restoration of the human skeleton. Our focus is on developing products for use in spine surgery and in the repair of osteoporotic fractures. We are also addressing a broad range of clinical needs in the trauma market. We have developed several products to date:

•	VITOSS® Scaffold Synthetic Cancellous Bone Void Filler;

•	IMBIBE™ Bone Marrow Aspirate Syringe used with VITOSS;

•	CORTOSS® Synthetic Cortical Bone Void Filler; and

•	ALIQUOT™ Microdelivery System used with CORTOSS.

VITOSS has characteristics resembling those of cancellous bone with a lattice-like or spongy, porous structure that is subject to compressive forces. CORTOSS has characteristics resembling those of cortical bone, which is dense, structural and subject to bending, load bearing and twisting forces. Both cortical and cancellous bones can be damaged from traumatic injury and degenerative disease, such as osteoporosis, creating a need for both cortical and cancellous synthetic bone substitutes.

VITOSS is a resorbable, beta-tricalcium phosphate scaffold, which is manufactured using our proprietary VITOMATRIX™ calcium phosphate technology. VITOSS is used as a bone void filler in trauma and spinal procedures. We received regulatory clearance for VITOSS in the United States from the United States Food and Drug Administration in December 2000 and CE Certification in the European Union in July 2000. The CE Certification permits us to sell VITOSS in all of the countries of the European Union, as well as in other countries such as Switzerland and Israel, that have adopted the European Union’s regulatory standards. These regulatory approvals allow us to market VITOSS for use as a cancellous bone void filler for bony voids or gaps of the skeletal system, including the extremities, spine and pelvis. We also received regulatory approval in March 2001 to sell VITOSS for this use in Australia. We launched VITOSS in Europe in October 2000 and in the United States in February 2001.

In September 2001, we received regulatory clearance in the United States from the United States Food and Drug Administration to market IMBIBE for use as a bone marrow aspiration syringe. IMBIBE provides spine and trauma surgeons with a simple method for harvesting a patient’s own bone marrow, mixing it with VITOSS and delivering the mixture to the bone graft site.

CORTOSS is a high-strength, bioactive bone-bonding, self-setting composite used in the augmentation of screws that may have applications in a variety of orthopaedic procedures and in vertebral augmentation. We received CE Certification for CORTOSS in October 2001 in the European Union and regulatory approval in March 2001 in Australia, which allow us to sell CORTOSS in these territories, as well as in other countries, such as Switzerland and Israel, that have adopted the European Union’s regulatory standards, for use in screw augmentation procedures. Screw augmentation is a procedure for the fixation of bone screws used in patients with weak bone caused by osteoporosis. We initiated a limited launch of CORTOSS in Europe in December 2001. In January 2003, we received CE Certification in the European Union for the use of CORTOSS in vertebral augmentation, which is a procedure for repairing fractured vertebrae, including compression fractures caused by osteoporosis and invasive tumors. In addition, we completed patient enrollment in a post-marketing human clinical study in Europe for the use of CORTOSS in hip compression screw augmentation. In May 2003, we completed patient enrollment in our first pilot clinical study in the United States to evaluate the use of CORTOSS in vertebral augmentation utilizing the vertebroplasty technique. In August 2003, we began patient enrollment in our second pilot clinical study in the United States to evaluate the use of CORTOSS in vertebral augmentation utilizing the kyphoplasty technique. In November 2003, we received an investigational device exemption from the United States Food and Drug Administration that permits us to begin a pivotal clinical study to evaluate the use of CORTOSS in the treatment of vertebral compression fractures utilizing the vertebroplasty technique. There can be no assurance that the data from any such clinical trials will support clearance or approval from the United States Food and Drug Administration or European authorities to market this product for any of these uses.

Our ALIQUOT Microdelivery System facilitates effective delivery of our CORTOSS product directly to the surgical site. A two-part system of catheter and dispenser is designed to assure effective delivery of CORTOSS in screw augmentation procedures.

RHAKOSS™ is under development in Europe as a high-strength, bone-bonding preformed composite. RHAKOSS is designed to mimic the strength and flexibility characteristics of bone, as well as its radiopacity, which means its degree of transparency to x-rays and other radiation. RHAKOSS is manufactured using our proprietary ORTHOBONE™ composite technology. RHAKOSS can be manufactured into any size or shape to optimize anatomic fit. RHAKOSS is being designed to address the needs of the vertebral interbody fusion and spinal reconstruction markets. In August 2002, we completed patient enrollment for the pilot phase of our human clinical studies in Europe for our RHAKOSS spinal implants. In March 2003, we completed patient enrollment for our pivotal human clinical study in Europe of RHAKOSS for patients undergoing cervical spinal fusion surgery and are following these patients for one year. There can be no assurances that the data from any such clinical trials will result in obtaining the CE Certification necessary to sell RHAKOSS in the European Union.

We have assembled a network of independent sales agencies in the United States in order to market VITOSS and IMBIBE. Outside of the United States, we utilize a network of independent stocking distributors to market VITOSS, CORTOSS and ALIQUOT. We recently added approximately twenty direct sales representatives to our organization for certain open territories in the United States where we do not currently have an independent sales agency, and we plan to continue to build our domestic direct sales force.

In August 2002, we entered into a supply agreement with BioMimetic Pharmaceutical Inc. that allows BioMimetic to use its recombinant human platelet derived growth factor (rhPDGF) in combination with our proprietary VITOMATRIX™ particulate synthetic scaffold biomaterial. Under the agreement, we will supply our proprietary calcium phosphate biomaterial to BioMimetic for its clinical and commercial use in conjunction with rhPDGF. The agreement provides that, upon obtaining the requisite regulatory approvals, BioMimetic will market and sell the combined product, which is currently available for investigational use only, in the dental, periodontal, oral and cranio-maxillofacial bone grafting markets.

In March 2003, we entered into an agreement with Kensey Nash Corporation to jointly develop and commercialize new biomaterials-based spine products. The new products that may be developed under this agreement will be based on our proprietary VITOSS bone void filler material in combination with biomaterials proprietary to Kensey Nash. The parties intend to develop new products that can be brought to market through the United States Food and Drug Administration’s 510(k) regulatory process. Kensey Nash will have the exclusive right to manufacture any such approved jointly developed products under the agreement for seven years, and we will have the right to market and sell such products worldwide. Following the approval, if any, of a new product developed under this agreement, we will have obligations to achieve minimum sales levels for such approved product, make royalty payments to Kensey Nash based on the net sales of such product, and pay Kensey Nash for manufacturing the product. Orthovita shall have the right to engage a back-up supplier should Kensey Nash be unable to supply a substantial portion of product required on the scheduled delivery dates.

We incorporated in Pennsylvania in 1992. Our principal offices are located at 45 Great Valley Parkway, Malvern, Pennsylvania 19355, and our telephone number is (610) 640-1775.

RISK FACTORS

An investment in the shares of common stock offered by this prospectus involves a high degree of risk. You should carefully consider the information set forth below before investing in our common stock. The trading price of our common stock could decline due to any of these risks, and you may lose some or all of your investment.

If CORTOSS and VITOSS are not commercially successful in the European Union or if VITOSS is not commercially successful in the United States, our operating results will be impaired.

We are highly dependent on successfully selling our products for which we have received regulatory approval. We expect regulatory approvals in the United States for our products under development, if obtained at all, to take several years. To date, we have received regulatory approval to market VITOSS, CORTOSS and ALIQUOT for specified uses in the European Union, Australia and countries adhering to the regulatory standards of the European Union. We have also received regulatory clearance to market VITOSS and IMBIBE in the United States. For these reasons, we are dependent upon VITOSS and CORTOSS and their ancillary products, IMBIBE and ALIQUOT, in their respective approved markets to generate sufficient revenues to sustain operations in the future.

If we are unable to increase sales of our approved products, our operating results will be affected adversely.

Because several of our products have only been recently approved and launched, and the markets for our products are evolving, we cannot accurately predict either the future growth rate of product sales, if any, or the ultimate size of these markets. Certain factors that may limit our ability to increase sales include:

•	our dependence on the efforts of independent agents and distributors to promote the use of our products, over which we have limited control;

•	the introduction of new products into the market by competing orthopaedic companies based upon other competing technologies;

•	our dependence on the continued publication of independent pre-clinical and clinical data to support the use of our products;

•	our need to train a sufficient number of surgeons to create demand for our products; and

•	the need for payors to authorize insurance reimbursement for procedures using our products.

Market acceptance of our products will largely depend on our ability to demonstrate their relative safety, efficacy, cost-effectiveness and ease of use. Surgeons will not use our products unless they determine, based on experience, clinical data and recommendations from prominent surgeons and mentors, that our products are safe and effective. Our products are based on new technologies that have not been previously used and must compete with more established treatments currently accepted as the standards of care. The attributes of some of our products may require some changes in surgical techniques that have become standard within the medical community, and there may be resistance to change. Therefore, for these products, we must be able to convince surgeons who currently favor existing techniques to switch to new procedures that would use our products. Many surgeons will not purchase our products until there is sufficient, long-term clinical evidence to convince them to alter their existing treatment methods. We believe our product marketing efforts to date have been made to a group of early adopting surgeons. In addition, surgeons may be slow to change their medical treatment practices because of perceived liability risks arising from the use of new products and the uncertainty of third party reimbursement for our products. Any failure to gain market acceptance of our products could result in lower sales and the inability to become profitable.

If we are unable to operate an effective sales and distribution network, our ability to generate sales and become profitable will be impaired.

We have assembled a network of commissioned sales agencies in the United States in order to market VITOSS and IMBIBE. Outside of the United States, we utilize a network of independent stocking distributors to market VITOSS, CORTOSS and ALIQUOT. We recently added approximately twenty direct sales representatives to our organization for certain open territories in the United States where we do not currently have an independent sales agency, and plan to continue to build our domestic direct sales force. We are dependent upon our distributors, agencies and direct sales representatives for the sale of our products. Any failure to maintain and manage our distribution network will impair our ability to generate sales and become profitable.

There can be no assurance that the distributors and agencies will perform their obligations in their respective territories as expected, or that we will continue to derive any revenue from these arrangements. We cannot assure that our interests will continue to coincide with those of our distributors and agencies. In addition, we cannot assure that our distributors and agencies will not develop independently, or with alternative companies, other products that could compete with our products.

The independent United States agencies selling VITOSS generally sell products from other orthopaedic companies. A single agency may sell VITOSS, as well as hardware manufactured by other orthopaedic companies consisting of metal plates, screws and titanium spinal cages, to end user hospitals. Some of these other orthopaedic companies have added a bone graft material to their product line, which may cause our independent agencies to decide to stop carrying VITOSS and terminate their arrangement with us. Our sales could also be adversely affected if, for any reason, one or more of our successful agencies lost their hardware product line provided by other orthopaedic companies. Similarly, our independent agencies may be unable or unwilling to carry or effectively sell VITOSS should any of these other orthopaedic companies introduce new products into the market based upon other technologies that could compete with VITOSS. Additionally, our sales could be adversely affected if one or more of our successful agencies eliminated VITOSS from their product line and terminated their agency arrangement with us. Accordingly, our ability to penetrate the markets that we intend to serve is highly dependent upon the quality and breadth of the other product lines carried by our distribution network, the components of which may change from time to time, and over which we have little or no control. The complete product line represented by the distributors and agencies, including our products, is an important factor in the distributors’ or agencies’ ability to penetrate the market.

Although we believe that we have fully built our sales management team, in an effort to further accelerate the growth of sales, we recently began adding direct sales representatives to our organization for certain territories in the United States. The addition of direct sales representatives will increase our operating expenses. Furthermore, there is no assurance that adding direct sales representatives will improve sales or that our direct sales representatives will be successful in generating sufficient sales to cover the cost of supporting their sales activities. There is no assurance that we will be able to attract and retain qualified personnel to market and sell our products. Finally, we have not directly sold our products in the past and may not successfully implement this type of sales and distribution method.

We may not promote our products for unapproved or off-label new use.

The medical devices that we manufacture and market, or intend to market, are subject to extensive regulation by the FDA, the European Union Medical Devices Directive and other worldwide regulatory agencies. In order to market our products, we must apply for, receive and maintain all necessary regulatory approvals in each applicable jurisdiction for specified uses of the products. Under FDA regulations, we are only permitted to commercially distribute our products for approved indication(s) or use(s); failure to comply with these regulations may subject us to FDA enforcement action.

We believe that there has been an unmet medical need for an injectable material for use in procedures to repair vertebral compression fractures. In an attempt to address this need, we pursued clinical studies in Europe to demonstrate the safety of using our injectable product CORTOSS in this type of procedure. CORTOSS subsequently received CE Certification in January 2003 for use in repairing vertebral compression fractures. However, surgeons may have attempted to use CORTOSS “off-label” in procedures to repair vertebral compression fractures performed prior to the European Union’s approval of CORTOSS for this type of procedure. Furthermore, all surgeons have not been trained in the proper use of CORTOSS to repair vertebral compression fractures since the European Union only recently approved the use of CORTOSS for that type of procedure. A surgeon who has not been properly trained to use CORTOSS in a procedure to repair vertebral compression fractures could pose a risk to the reputation of our CORTOSS product. The occurrence of an adverse event while using our product “off-label” could adversely affect the reputation of CORTOSS or any of our other products as well as us. As of the date of this prospectus, we are not aware that off-label uses of our products have had a material adverse effect on the reputation of us or our products.

If we do not successfully train a sufficient number of surgeons, demand for our products could be adversely affected.

It is critical to the commercial success of our products that our independent distributors, agents and direct sales representatives succeed in training a sufficient number of surgeons and in providing them adequate instruction in the use of our products. This training requires a commitment of time and money by surgeons that they may be unwilling to give. Even if surgeons are willing, if they are not properly trained, they may misuse or ineffectively use our products. This may result in unsatisfactory patient outcomes, patient injury, negative publicity or lawsuits against us, any of which could damage our business and reduce product sales.

If health care providers cannot obtain third-party reimbursement for procedures using our products, or if such reimbursement is inadequate, we may never become profitable.

Successful sales of our products in the United States and other markets will depend on the availability of adequate reimbursement from third-party payors. Healthcare providers, such as hospitals and surgeons that purchase medical devices for treatment of their patients, generally rely on third-party payors to reimburse all or part of the costs and fees associated with the procedures performed with these devices. Both public and private insurance reimbursement plans are central to new product acceptance. Healthcare providers may refuse to use our products if reimbursement is inadequate. We do not yet know how reimbursement will be handled for all of our products because some procedures that use our products are new and reimbursement policies regarding these procedures have not been finalized. Inadequate reimbursement by private insurance companies and government programs could significantly reduce usage of our products.

In addition, an increasing emphasis on managed care in the United States has placed, and we believe will continue to place, greater pressure on medical device pricing. Such pressures could have a material adverse effect on our ability to sell our products. Failure by hospitals and other users of our products to obtain coverage or reimbursement from third-party payors or changes in governmental and private third-party payors’ policies toward reimbursement for procedures employing our products would reduce demand for our products.

We may need to raise additional capital. If we are unable to raise additional capital in the future, our product development could be limited and our long term viability may be threatened; however, if we raise additional capital, your percentage ownership as a shareholder of Orthovita will decrease and constraints could be placed on the operation of our business.

We have experienced negative operating cash flows since our inception and have funded our operations primarily from proceeds received from sales of our stock. During June and July 2003, we raised approximately $12.4 million in net proceeds from the sale of 4,892,856 shares of our common stock and warrants to purchase 978,573 shares of our common stock at $4.00 per share. We expect to continue to use cash, cash equivalents and short-term investments to fund operating and investing activities for at least the next couple of years. We believe that our existing cash, cash-equivalents and short-term investments of approximately $23.8 million as of September 30, 2003 will be sufficient to meet our currently estimated operating and investing requirements into 2005.

While we have no immediate plans to do so, we may seek to obtain additional funds at any time in the future through subsequent equity or debt financings, or strategic alliances with third parties, either alone or in combination with equity. These financings, which could be completed before we currently expect them to be required, could result in substantial dilution to our shareholders or require contractual or other restrictions on our operations or on alternatives that may be available to us in considering strategic transactions, dividend or liquidation preferences, debt service and/or revenue sharing arrangements. Any such required financing may not be available in amounts or on terms acceptable to us. Factors that may cause our future capital requirements to be greater than anticipated or could accelerate our need for funds include, without limitation:

•	unforeseen developments during our pre-clinical and clinical trials;

•	delays in the timing of receipt of required regulatory approvals;

•	unforeseen difficulties in establishing and operating an effective direct sales and distribution network;

•	unanticipated expenditures in research and product development or manufacturing activities;

•	delayed or lack of market acceptance of our products;

•	unanticipated expenditures in the acquisition and defense of intellectual property rights;

•	the failure to develop strategic alliances for the marketing of some of our products;

•	unforeseen changes in healthcare reimbursement for procedures using our products;

•	inability to increase sales of our approved products;

•	inability to train a sufficient number of surgeons to create demand for our products;

•	lack of financial resources to adequately support our operations;

•	difficulties in maintaining commercial scale manufacturing capacity and capability;

•	unforeseen problems with our third-party manufacturers and service providers or with our specialty suppliers of certain raw materials;

•	unanticipated difficulties in operating in international markets;

•	inability to meet our obligations under a revenue sharing agreement;

•	unanticipated financial resources needed to respond to technological changes and increased competition;

•	unforeseen problems in attracting and retaining qualified personnel to market our products;

•	enactment of new legislation or administrative regulation;

•	the application to our business of new court decisions and regulatory interpretations;

•	claims that might be brought in excess of our insurance coverage;

•	any imposition of penalties for failure to comply with regulatory guidelines; or

•	management’s perception that uncertainties relating to these factors may be increasing.

In addition, although we have no present commitments or understandings to do so, we may seek to expand our operations and product line through acquisitions or joint ventures. Any such acquisitions or joint ventures may increase our capital requirements.

If adequate financing is not available, we may be required to delay, scale back or eliminate certain operations. In the worst case, our long term viability would be threatened.

If we fail to obtain and maintain the regulatory approvals necessary to sell our products, sales could be delayed or never realized.

The jurisdictions in which we will seek to market our products will regulate these products as medical devices. In most circumstances, we and our distributors and agents must obtain regulatory approvals and otherwise comply with extensive regulations regarding safety, quality and efficacy standards. These regulations vary from country to country, and the regulatory review can be lengthy, expensive and uncertain. We may not obtain or maintain the regulatory approvals necessary to market our products in our targeted markets. Moreover, regulatory approvals that are obtained may involve significant restrictions on the anatomic sites and types of procedures for which our products can be used. In addition, we may be required to incur significant costs in obtaining or maintaining our regulatory approvals. If we do not obtain or maintain regulatory approvals to enable us to market our products in the United States or elsewhere, or if the approvals are subject to significant restrictions, we may never generate significant revenues. The regulatory requirements in some of the jurisdictions where we currently market or intend to market our products are outlined below.

United States

Regulation by FDA. The FDA regulates the clinical testing, manufacturing, labeling, distribution and promotion of medical devices. To date, we have received 510(k) clearance from the FDA to market products under our VITOSS and IMBIBE label. During 2002 and 2003, we received approval from the FDA to conduct two pilot clinical studies in the United States for the use of CORTOSS in vertebral augmentation. There can be no assurance that the data from these clinical trials will support FDA clearance or approval to market this product for this use.

We are currently manufacturing VITOSS and CORTOSS in the United States, distributing VITOSS and IMBIBE in the United States, and distributing VITOSS, CORTOSS and ALIQUOT outside the United States. We are manufacturing IMBIBE and ALIQUOT in the United States through outside third-party contract manufacturers. In addition, during March 2003, we entered into an agreement with Kensey Nash Corporation whereby Kensey Nash will have the exclusive right to manufacture any approved jointly developed products under the agreement for seven years.

VITOSS, as well as any other products that we manufacture or distribute following their approval or clearance by the FDA, will be subject to extensive regulation by the FDA. If safety or efficacy problems occur after the product reaches the market, the FDA may impose severe limitations on the use of any approved or cleared product. Moreover, modifications to the approved or cleared product may require the submission of a new 510(k) notification or premarket approval application or premarket application supplement. We may not be successful in obtaining clearance or approval to market the modified product in a timely manner, if at all. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing approvals and criminal prosecution.

European Union and Other International Markets

General. International sales of medical devices are subject to the regulatory requirements of each country in which the products are sold. Accordingly, the introduction of our products in markets outside the United States will be subject to regulatory clearances in those jurisdictions. The regulatory review process varies from country to country. Many countries also impose product standards, packaging and labeling requirements and import restrictions on medical devices. In addition, each country has its own tariff regulations, duties and tax requirements. The approval by foreign government authorities is unpredictable, uncertain and can be expensive. Our ability to market our products could be substantially limited due to delays in receipt of, or failure to receive, the necessary approvals or clearances.

Requirement of CE Certification in the European Union. To market a product in the European Union, we must be entitled to affix a CE Certification, an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. A CE Certification allows us to market a product in all of the countries of the European Union, as well as in other countries, such as Switzerland and Israel, that have adopted the European Union’s regulatory standards. To date, we have received a CE Certification for the use of VITOSS as a bone void filler and for the use of CORTOSS in screw augmentation and vertebral augmentation procedures. Additionally, we are conducting clinical trials with RHAKOSS as an interbody fusion device for use in cervical spinal fusion surgery. There can be no assurance that we will receive CE Certifications for CORTOSS for any other indications for use, or that we will receive CE Certifications for RHAKOSS or any of our other products under development.

Requirement of approval in Japan. In order to market our products in Japan, we must obtain the approval of the Japanese Ministry of Health, Labor and Welfare. We will need to conduct clinical trials for VITOSS and CORTOSS in Japan to obtain approval there for those two products. Accordingly, we will need to enter into a third party strategic alliance to conduct such clinical trials, obtain the necessary regulatory approvals and market VITOSS and CORTOSS in Japan. There can be no assurance that we will succeed in achieving such an alliance or that we will ultimately obtain the approvals necessary to market our products in Japan.

If we do not manage commercial scale manufacturing capability and capacity for our products in compliance with regulatory requirements and in a cost-effective manner, our product sales may suffer.

Our VITOSS and CORTOSS manufacturing facilities produce commercial products and are currently certified as meeting the requirements of ISO 9001 and European Norm 46001 for the period July 1, 2003 through July 1, 2006, and are subject to inspection by the FDA for compliance with FDA device manufacture requirements. In addition to the need for regulatory approval in the United States for CORTOSS, in order to commercialize CORTOSS in the United States, its manufacturing facility and quality assurance system must first pass inspection by the FDA.

Our product sales depend upon, among other things, our ability to manufacture our products in commercial quantities, in compliance with regulatory requirements and in a cost-effective manner. The manufacture of our products is subject to regulation and periodic inspection by various regulatory bodies for compliance with quality standards. There can be no assurance that the regulatory authorities will not, during the course of an inspection of existing or new facilities, identify what they consider to be deficiencies in meeting the applicable standards and request or seek remedial action.

Failure to comply with such regulations or a delay in attaining compliance may result in:

•	warning letters;

•	injunctions suspending our manufacture of products;

•	civil and criminal penalties;

•	refusal to grant premarket approvals, CE Certifications or clearances to products that are subject to future or pending submissions;

•	product recalls or seizures of products; and

•	total or partial suspensions of production.

We are dependent on a limited number of specialty suppliers of certain raw materials.

Our ability to manufacture VITOSS and CORTOSS is dependent on a limited number of specialty suppliers of certain raw materials. The failure of a supplier to continue to provide us with these materials at a price or quality acceptable to us, or at all, would have a material adverse effect on our ability to manufacture these products. Moreover, our failure to maintain strategic reserve supplies of each significant single-sourced material used to manufacture VITOSS, CORTOSS and certain products that we may develop in the future may result in a breach of our material financing agreement with Paul Capital Royalty Acquisition Fund, L.P. Although we believe that we maintain good relationships with our suppliers, there can be no guarantee that such supplies and services will continue to be available with respect to our current and future commercialized products.

We are dependent on third-party manufacturers for the supply of certain products that we may sell.

We are manufacturing IMBIBE and ALIQUOT through outside third party contract manufacturers. Our third party manufacturers are ISO 9001 certified or have been determined by us to meet our quality system requirements. In addition, during March 2003, we entered into an agreement with Kensey Nash Corporation to jointly develop and commercialize new biomaterials-based spine products. The new products that may be developed under this agreement will be based on our proprietary VITOSS bone void filler material in combination with biomaterials proprietary to Kensey Nash. Kensey Nash will have the exclusive right to manufacture any such approved jointly developed products under the agreement for seven years. There can be no guarantee these third-party manufacturers will continue to provide such supplies and services with respect to our current and future commercialized products.

The difficulties of operating in international markets may harm sales of our products.

The international nature of our business subjects us and our representatives, agents and distributors to the laws and regulations of the jurisdictions in which they operate, and in which our products are sold. The types of risks that we face in international operations include, but are not limited to:

•	the imposition of governmental controls;

•	logistical difficulties in managing international operations; and

•	fluctuations in foreign currency exchange rates.

Our international sales and operations may be limited or disrupted if we cannot successfully meet the challenges of operating internationally.

If losses continue in the long term, it could limit our growth in the orthopaedic industry and slow our generation of revenues, or jeopardize our viability.

To date, we have not been profitable. We have incurred substantial operating losses since our inception and, at September 30, 2003, had an accumulated deficit of approximately $89.9 million. These losses have resulted principally from:

•	the development and patenting of our technologies;

•	pre-clinical and clinical studies;

•	preparation of submissions to the FDA and foreign regulatory bodies;

•	the development of manufacturing, sales and marketing capabilities; and

•	unforeseen competitor developments that adversely affect our distribution channels.

We expect to continue to incur significant operating losses in the future as we continue our product development efforts, expand our marketing and sales activities and further develop our manufacturing capabilities. We may not ever successfully commercialize our products in development. We may never be able to achieve or maintain profitability in the future and our products may never be commercially accepted or generate sufficient revenues.

If we fail to meet our obligations under a revenue sharing agreement, we may be required to repurchase from an investor its right to receive revenues on certain of our product sales, and the investor could foreclose on certain assets that are essential to our operations.

During October 2001, we completed a $10,000,000 product development and equity financing with Paul Capital Royalty Acquisition Fund, L.P. In this financing, we sold Paul Royalty a revenue interest and shares of our common stock. The revenue interest provides for Paul Royalty to receive 3.5% on the first $100,000,000 of annual sales plus 1.75% of annual sales in excess of $100,000,000 of certain of our products, including VITOSS, CORTOSS and RHAKOSS, in North America and Europe through 2016, subject to certain adjustments. This revenue interest percentage can increase if we fail to meet contractually specified levels of annual net sales of products for which Paul Royalty is entitled to receive its revenue interest. We do not currently expect that changes in the revenue interest percentage resulting from fluctuations in sales of products subject to the revenue interest will have a material effect on operating results for a period when considered relative to sales of the products for that period.

In addition, beginning in 2003 and during the term of the revenue interest agreement, we are contractually required to make advance payments of revenue interest at the beginning of each year. Accordingly, in January 2003, we paid to Paul Royalty the required $1,000,000 advance payment in respect of net sales of our VITOSS and CORTOSS products. The amount of the advance payment increases to $2,000,000 in 2004, and further increases to $3,000,000 in each of the years 2005 through 2016. While we believe that we will have sufficient cash at the end of fiscal year 2003 to make the $2,000,000 advance payment to Paul Royalty during 2004, we cannot be certain that we will have sufficient cash to meet our advance payment obligations for the years 2005 through 2016. Advance payments impact cash flow when made, and they affect earnings only as the advance payments are credited within each period against the revenue interest actually earned by Paul Royalty during that period, with any excess advance payments to be refunded to us shortly after the end of the year.

Our obligation to pay the revenue interest is secured by our licenses, patents and trademarks relating to certain of our products, including VITOSS, CORTOSS and RHAKOSS, in North America and Europe, and the 12% revenue interest we pay to Vita Special Purpose Corp through Vita Licensing, Inc., both our wholly-owned subsidiaries, on the sales of our products (collectively, the “Pledged Assets”). We are also required to maintain:

•	cash and cash equivalent balances equal to or greater than the product of (i) 1.5 and (ii) total operating losses, net of non-cash charges, for the preceding fiscal quarter; and

•	total shareholders’ equity of at least $8,664,374; provided, however, that under the provisions of the agreement with Paul Royalty, when calculating shareholders’ equity for the purposes of the financial covenants, the revenue interest obligation is included in shareholders’ equity.

As of September 30, 2003, we were in compliance with all financial covenants. However, if we fail to maintain such balances and shareholders’ equity, Paul Royalty can demand that we repurchase its revenue interest.

In addition to the failure to comply with the financial covenants described above, the occurrence of certain events, including those set forth below, triggers Paul Royalty’s right to require us to repurchase its revenue interest:

•	a judicial decision that has a material adverse effect on our business, operations, assets or financial condition;

•	the acceleration of our obligations or the exercise of default remedies by a secured lender under certain debt instruments;

•	a voluntary or involuntary bankruptcy that involves us or our wholly owned subsidiary, Vita Special Purpose Corp.;

•	our insolvency;

•	a change in control of our company; and

•	the breach of a representation, warranty or certification made by us in the agreements with Paul Royalty that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on our business, operations, assets or financial condition, and such breach is not cured within 30 days after notice thereof from Paul Royalty.

We may not have sufficient cash funds to repurchase the revenue interest upon a repurchase event. The exact amount of the repurchase price is dependent upon certain factors, including when the repurchase event occurs. If a repurchase event had been triggered and Paul Royalty exercised its right to require us to repurchase its revenue interest as of September 30, 2003, we would have owed Paul Royalty $14,565,933.

The repurchase price for Paul Royalty’s revenue interest as of a given date is calculated in three steps. First, a specified annual rate of return (not to exceed 45%) is applied to Paul Royalty’s $10,000,000 original purchase price from October 16, 2001 to the date of determination of the repurchase price. Second, the result obtained from the first step of the calculation is added to the original $10,000,000 purchase price. Third, the sum obtained from the second step of the calculation is reduced by both $3,333,333 and the actual amount of revenue interest paid during the specified period.

If we were unable to repurchase the revenue interest upon a repurchase event, Paul Royalty could foreclose on the Pledged Assets, and we could be forced into bankruptcy. Paul Royalty could also foreclose on the Pledged Assets if we became insolvent or involved in a voluntary or involuntary bankruptcy proceeding. No repurchase events or foreclosures have occurred as of December 31, 2003. In the event that we repurchased Paul Royalty’s revenue interest, Paul Royalty would have no obligation to surrender the shares of our common stock that it had purchased as part of the revenue interests assignment transaction.

Our results of operations may fluctuate due to factors out of our control, which could cause volatility in our stock price.

VITOSS, IMBIBE, CORTOSS and ALIQUOT are currently our only products for which we have received regulatory approvals for sale. VITOSS is cleared for sale in the United States and the European Union. IMBIBE is cleared for sale in the United States. CORTOSS and ALIQUOT are cleared for sale in the European Union. We began selling VITOSS in Europe in the fourth quarter of 2000 and began selling VITOSS in the United States late in the first quarter of 2001. We began sales of CORTOSS in Europe and IMBIBE in the United States at the end of 2001. We began sales of ALIQUOT in Europe in the second quarter of 2002. Future levels of VITOSS, CORTOSS, ALIQUOT and IMBIBE product sales are difficult to predict. VITOSS product sales to date may not be indicative of future sales levels. VITOSS, CORTOSS and ALIQUOT sales levels in Europe may fluctuate due to the timing of any distributor stocking orders and VITOSS and IMBIBE sales levels may fluctuate in the United States due to the timing of orders from hospitals. Our results of operations may fluctuate significantly in the future as a result of a number of factors, many of which are outside of our control. These factors include, but are not limited to:

•	the timing of governmental approvals for our products and our competitors’ products;

•	unanticipated events associated with clinical and pre-clinical trials of our products;

•	the medical community’s acceptance of our products;

•	the timing in obtaining adequate third party reimbursement of our products;

•	the success of products competitive with ours;

•	our ability to enter into strategic alliances with other companies;

•	expenses associated with development and protection of intellectual property matters;

•	establishment of commercial scale manufacturing capabilities;

•	events affecting logistics and elective surgery trends;

•	the timing of expenses related to commercialization of new products;

•	the timing and success in building our distribution channels;

•	competitive disruptions to our distribution channels from business development arrangements; and

•	the adequate training of a sufficient number of surgeons.

The results of our operations may fluctuate significantly from quarter to quarter and may not meet expectations of securities analysts and investors. This may cause our stock price to be volatile.

Our business will be damaged if we are unable to protect our proprietary rights to VITOSS, CORTOSS or our other products, and we may be subject to intellectual property infringement claims by others.

We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws, nondisclosure and confidentiality agreements and other contractual restrictions to protect our proprietary technology. However, these measures afford only limited protection and may not adequately protect our rights. For example, our patents may be challenged, invalidated or circumvented by third parties. As of September 30, 2003, we owned or controlled nine issued United States patents and eleven pending patent applications in the United States, and several counterparts of certain of these patents and pending patent applications worldwide, including Canada, Europe, Mexico and Japan. There can be no assurance that patents will issue from any of the pending patent applications. Moreover, we cannot be certain that we were the first creator of inventions covered by pending patent applications or that we were the first to file patent applications for the relevant inventions for the following reasons:

•	patent applications filed prior to December 2000 in the United States are maintained in secrecy until issued;

•	patent applications filed after November 2000 in the United States are maintained in secrecy until eighteen months from the date of filing; and

•	the publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries.

If we do receive a patent, it may not be broad enough to protect our proprietary position in the technology or to be commercially useful to us. In addition, if we lose any key personnel, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. Finally, even if our intellectual property rights are adequately protected, litigation or other proceedings may be necessary to enforce our intellectual property rights, which could result in substantial costs to us and result in a diversion of management attention. If our intellectual property is not adequately protected, our competitors could use the intellectual property that we have developed to enhance their products and compete more directly with us, which could damage our business.

In addition to the risk of failing to adequately protect our proprietary rights, there is a risk that we may become subject to a claim that we infringe upon the proprietary rights of others. Although we do not believe that we are infringing the rights of others, third parties may claim that we are doing so.

There is a substantial amount of litigation over patent and other intellectual property rights in the medical device industry generally, and in the spinal market segments particularly. If the holder of patents brought an infringement action against us, the cost of litigating the claim could be substantial and divert management attention. In addition, if a court determined that one of our products infringed a patent, we could be prevented from selling that product unless we could obtain a license from the owner of the patent. A license may not be available on terms acceptable to us, if at all. Modification of our products or development of new products to avoid infringement may require us to conduct additional clinical trials for these new or modified products and to revise our filings with the FDA, which is time consuming and expensive. If we were not successful in obtaining a license or redesigning our product, our business could suffer.

If we cannot keep up with technological changes and marketing initiatives of competitors, sales of our products may be harmed.

Extensive research efforts and rapid technological change characterize the market for products in the orthopaedic market. We anticipate that we will face intense competition from medical device, medical products and pharmaceutical companies. For instance Kyphon, Inc. recently received 510(k) clearance for a product for vertebial augmentation of VCFs. Our products could be rendered noncompetitive or obsolete by competitors’ technological advances. We may be unable to respond to technological advances through the development and introduction of new products. Moreover, many of our existing and potential competitors have substantially greater financial, marketing, sales, distribution, manufacturing and technological resources than us. These competitors may be in the process of seeking FDA or other regulatory approvals, or patent protection, for their respective products. Our competitors could, therefore, commercialize competing products in advance of our products. They may also enjoy substantial advantages over us in terms of:

•	research and development expertise;

•	experience in conducting clinical trials;

•	experience in regulatory matters;

•	manufacturing efficiency;

•	name recognition;

•	sales and marketing expertise;

•	capital and financial resources;

•	established distribution channels; and

•	established relationships with health care providers and payors.

As a result of the above, our plans for market acceptance of our products may be adversely impacted.

We may acquire technologies or companies in the future, and these acquisitions could result in dilution to our shareholders and disruption of our business.

Entering into an acquisition could divert management attention. We also could fail to assimilate the acquired company, which could lead to higher operating expenses. Finally, our shareholders could be diluted if we issue shares of our stock to acquire another company or technology.

Our prior use of Arthur Andersen LLP as our independent public accountants could impact our ability to access the capital markets.

Our consolidated financial statements as of and for each of the two years in the period ended December 31, 2001 were audited by Arthur Andersen LLP (“Andersen”). On March 14, 2002, Andersen was indicted on federal obstruction of justice charges arising from the government’s investigation of Enron Corporation. Following this event, our Audit Committee directed management to consider the need to appoint new independent public accountants. On June 15, 2002, a jury found Andersen guilty of the government’s charges. On July 15, 2002, at the direction of the Board of Directors, acting upon the recommendation of the Audit Committee, we dismissed Andersen and appointed KPMG LLP as our new independent registered public accounting firm for fiscal year 2002. In 2003, our Board reappointed KPMG LLP as our independent registered public accounting firm for fiscal year 2003.

SEC rules require us to present our audited financial statements in various SEC filings, along with Andersen’s consent to our inclusion of its audit report in those filings. However, Andersen is unable to provide a consent to us for inclusion in our future SEC filings relating to its report on our consolidated financial statements as of and for each of the two years in the period ended December 31, 2001. Additionally, Andersen is unable to provide us with assurance services, such as advice customarily given to underwriters of our securities offerings and other similar market participants. The SEC has provided regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement to file a consent of Andersen in certain circumstances. Notwithstanding this relief, the inability of Andersen to provide its consent or to provide assurance services to us in the future could negatively affect our ability to, among other things, access the public capital markets. Any delay or inability to access the public markets as a result of this situation could have a material adverse impact on our business. Also, an investor’s ability to seek potential recoveries from Andersen related to any claims that an investor may assert as a result of the audit performed by Andersen may be limited significantly both as a result of an absence of a consent and the diminished amount of assets of Andersen that are or may in the future be available to satisfy claims.

Provisions of Pennsylvania law or our Articles of Incorporation may deter a third party from seeking to obtain control of us or may affect your rights as a shareholder.

Certain provisions of Pennsylvania law could make it more difficult for a third party to acquire us, or could discourage a third party from attempting to acquire us. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. In addition, our Articles of Incorporation enable our board of directors to issue up to 20,000,000 shares of preferred stock having rights, privileges and preferences as are determined by the board of directors. Accordingly, our board is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights superior to those of our common shareholders. For example, an issuance of preferred stock could:

•	adversely affect the voting power of the common shareholders;

•	make it more difficult for a third party to gain control of us;

•	discourage bids for our common stock at a premium; or

•	otherwise adversely affect the market price of the common stock.

Our board previously designated 1,900 shares of preferred stock as Series A 6% Adjustable Cumulative Convertible Voting Preferred Stock, of which 307 shares are issued and outstanding as of December 22, 2003. However, holders of the outstanding shares of our Series A Stock are not currently entitled to vote these shares and will not be able to vote them until automatically converted into common stock in accordance with the terms of the Series A Preferred Stock, and they have no rights superior to those of holders of our common stock. The rights of the Series A Preferred Stock are described in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on July 8, 2003.

We may issue additional shares of our authorized preferred stock at any time.

We do not intend to pay any cash dividends to our common shareholders.

We have never declared nor paid dividends on our common stock. We currently intend to retain any future earnings for funding growth and, therefore, do not intend to pay any cash dividends on our common stock in the foreseeable future.

Our stock price may be volatile.

Our stock price, like that of many early stage medical technology companies, may be volatile. In general, equity markets, including Nasdaq, have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies or existing economic conditions. These broad market fluctuations may adversely affect the market price of our common stock. The factors that could also cause our stock price to be volatile or decrease include, but are not limited to:

•	fluctuations in our results of operations;

•	under-performance in relation to analysts’ estimates or financial guidance provided by us;

•	changes in the financial guidance we provide to the investment community;

•	changes in stock market analyst recommendations regarding our stock;

•	announcements of technological innovations or new products by us or our competitors;

•	issues in establishing commercial scale manufacturing capabilities;

•	disruptions with our third-party manufacturers for the supply of certain products that we may sell;

•	unanticipated events associated with clinical and pre-clinical trials;

•	FDA and international regulatory actions regarding us or our competitors;

•	determinations by governments and insurance companies regarding reimbursement for

•	medical procedures using our or our competitors’ products;

•	the medical community’s acceptance of our products;

•	product sales growth rates;

•	difficulties in establishing and growing our distribution channels;

•	disruptions to our distribution channels as a result of competitive market changes;

•	product recalls;

•	developments with respect to patents or proprietary rights;

•	public concern as to the safety of products developed by us or by others;

•	changes in health care policy in the United States and internationally;

•	acquisitions or strategic alliances by us or our competitors;

•	business conditions affecting other medical device companies or the medical device industry generally; and

•	general market conditions, particularly for companies with small market capitalizations.

If our shares are delisted from the Nasdaq National Market, it may be difficult to sell your investment in our company.

Since August 1, 2000, our common stock has traded on the Nasdaq National Market. The trading volume of our common stock is, and may continue to be, limited. To continue to be listed on the Nasdaq National Market, we must continue to meet, with certain exceptions, one of two separate continued listing standards with specified maintenance criteria, including, but not limited to:

•	specified threshold for shareholders’ equity;

•	market value of the public float;

•	a minimum bid price per share; and

•	total market capitalization or total assets and total revenues.

We believe that we currently satisfy the requisite Nasdaq National Market listing requirements. However, if the minimum bid price of our common stock fell below $1.00, we could face delisting from the Nasdaq National Market. Should we fail to meet the Nasdaq listing requirements in the future, our stock could then list on the Nasdaq SmallCap Market or the over-the-counter exchange, which would further limit the trading volume and liquidity of our stock and adversely impact the stock price.

If we are sued in a product liability action, we could be forced to pay substantial damages and the attention of our management team may be diverted from operating our business.

We manufacture medical devices that are used on patients in surgery, and we may be subject to a product liability lawsuit. In particular, the market for spine products has a history of product liability litigation. Under certain of our agreements with our distributors and sales agencies, we indemnify the distributor or sales agency from product liability claims. Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates or the inability to secure coverage in the future. In addition, we would have to pay any amount awarded by a court in excess of policy limits. We maintain product liability insurance in the annual aggregate amount of up to $10 million, although our insurance policies have various exclusions. Thus, we may be subject to a product liability claim for which we have no insurance coverage, in which case we may have to pay the entire amount of any award. Even in the absence of a claim, our insurance rates may rise in the future to a point where we may decide not to carry this insurance. A meritless or unsuccessful product liability claim would be time-consuming and expensive to defend and could result in the diversion of management’s attention from our core business. A successful product liability claim or series of claims brought against us in excess of our coverage could have a material adverse effect on our business, financial condition and results of operations.

Our business could suffer if we cannot attract and retain the services of key employees.

We depend substantially upon the continued service and performance of our existing executive officers. We rely on key personnel in formulating and implementing our product research, development and commercialization strategies. Our success will depend in large part on our ability to attract and retain highly skilled employees. We compete for such personnel with other companies, academic institutions, government entities and other organizations. We may not be successful in hiring or retaining qualified personnel. If one or more of our key employees resigns, the loss of that employee could harm our business. If we lose any key personnel, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Various statements made in this prospectus under the captions “About Orthovita” and “Risk Factors,” and made elsewhere in this prospectus are forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. This prospectus includes, without limitation, forward-looking information about the following:

•	costs relating to the development of products;

•	potential timing of obtaining regulatory approval for our products under development;

•	market size estimates;

•	healthcare reimbursement for procedures using our products;

•	potential sales and expense levels;

•	sufficiency of available resources to fund research and development;

•	the need for, and the timing and possible terms of, additional financings that may be completed by us; and

•	anticipated cash outflow and losses.

When used in this prospectus, the words “may,” “will,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions are generally intended to identify forward-looking statements, but are not the exclusive expressions of forward-looking statements. Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, but not limited to:

•	dependence on the commercial success of our approved products;

•	inability to increase sales of our approved products;

•	difficulties in establishing and operating an effective sales and distribution network;

•	adverse consequences resulting from the “off-label” use of our products;

•	inability to train a sufficient number of surgeons to create demand for our products;

•	difficulties in obtaining adequate third party reimbursement;

•	lack of financial resources to adequately support our operations;

•	difficulties in obtaining or maintaining regulatory approval for our products;

•	difficulties in maintaining commercial scale manufacturing capacity and capability;

•	dependence on a limited number of specialty suppliers of certain raw materials;

•	dependence on third-party manufacturers and service providers;

•	difficulties in operating in international markets;

•	unanticipated cash requirements to support our operations;

•	inability to meet our obligations under a revenue sharing agreement;

•	intellectual property infringement claims by others;

•	lack of financial resources needed to respond to technological changes;

•	increased competition;

•	acquisition of technologies or companies which could result in dilution to our shareholders and disruption of our business;

•	the volatility of our stock price;

•	the delisting of our stock;

•	inability to attract and retain qualified personnel to market our products;

•	technological changes;

•	enactment of new legislation or administrative regulation;

•	application to our business of court decisions and regulatory interpretations;

•	loss of key personnel;

•	our prior use of Arthur Andersen as our independent public accountants;

•	claims that exceed our insurance coverage; and

•	imposition of penalties for failure to comply with regulatory guidelines.

In addition, other factors that could cause actual events or results to differ materially from those expressed or implied by forward-looking statements are addressed in the Risk Factors section of this prospectus. Our performance and financial results could differ materially from those reflected in these forward-looking statements due to general financial, economic, regulatory and political conditions affecting the biotechnology, pharmaceutical, orthopaedic and medical device industries as well as the more specific risks discussed throughout this prospectus. Given these risks and uncertainties, any or all of these forward-looking statements may prove to be incorrect. Therefore, you are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date made. Furthermore, we undertake no obligation to publicly update any forward-looking statements. We claim the protections afforded by the Private Securities Litigation Reform Act of 1995, as amended, for our forward-looking statements.

USE OF PROCEEDS

Unless otherwise provided in the applicable prospectus supplement accompanying this prospectus, the net proceeds, from the sale of the securities offered hereby will be used for general corporate purposes, including investments in our distribution channels, building inventory for product launches, product development activities, and obtaining required regulatory approvals. The amount of securities offered from time to time pursuant to this prospectus and any prospectus supplement, and the precise amounts and timing of the application of net proceeds from the sale of such securities, will depend upon our funding requirements. At the date of this prospectus, we have not identified as probable any specific material proposed uses of funds. If we elect at the time of an issuance of securities to make different or more specific use of proceeds than set forth herein, such use will be described in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

We may sell the securities being offered hereby: (a) directly to purchasers; (b) through agents; (c) through underwriters; (d) through dealers; or (e) through a combination of any such methods of sale.

The distribution of the securities may be effected from time to time in one or more transactions:

(a) at a fixed price or at final prices, which may be changed; (b) at market prices prevailing at the time of sale; (c) at prices related to such prevailing market prices; or (d) at negotiated prices. Offers to purchase securities may be solicited directly by us, or by agents designated by us, from time to time. Any such agent, which may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, as amended (the “Securities Act”), involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the applicable prospectus supplement.

If an underwriter is, or underwriters are, utilized in the offer and sale of securities in respect of which this prospectus and the accompanying prospectus supplement are delivered, we will execute an underwriting agreement with such underwriter(s) for the sale to it or them and the name(s) of the underwriter(s) and the terms of the transaction, including any underwriting discounts and other items constituting compensation of the underwriters and dealers, if any, will be set forth in such prospectus supplement, which will be used by the underwriter(s) to make resales of the securities in respect of which this prospectus and such prospectus supplement are delivered to the public. The securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be identified in the applicable prospectus supplement.

If an agent is used in an offering of securities being offered by this prospectus, the agent will be named, and the terms of the agency will be described, in the applicable prospectus supplement relating to the offering. Unless otherwise indicated in the prospectus supplement, an agent will act on a best efforts basis for the period of its appointment.

If indicated in the applicable prospectus supplement, the issuer of the securities to which the prospectus supplement relates will authorize underwriters or their other agents to solicit offers by certain institutional investors to purchase securities from the issuer pursuant to contracts providing for payment and delivery at a future date. Institutional investors with which these contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. In all cases, these purchasers must be approved by the issuer of the securities. The obligations of any purchaser under any of these contracts will not be subject to any conditions except that (a) the purchase of the securities must not at the time of delivery be prohibited under the laws of any jurisdiction to which that purchaser is subject and (b) if the securities are also being sold to underwriters, the issuer must have sold to these underwriters the securities not subject to delayed delivery. Underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

Certain of the underwriters, dealers or agents utilized by us in any offering hereby may be customers of, including borrowers from, engage in transactions with, and perform services for us or one or more of our affiliates in the ordinary course of business. Underwriters, dealers, agents and other persons may be entitled, under agreements which may be entered into with us, to indemnification against certain civil liabilities, including liabilities under the Securities Act.

Until the distribution of the securities is completed, rules of the Commission may limit the ability of the underwriters and certain selling group members, if any, to bid for and purchase the securities. As an exception to these rules, the representatives of the underwriters, if any, are permitted to engage in certain transactions that stabilize the price of the securities. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities.

If underwriters create a short position in the securities in connection with the offering thereof (i.e., if they sell more securities than are set forth on the cover page of the applicable prospectus supplement), the representatives of such underwriters may reduce that short position by purchasing securities in the open market. Any such representatives also may elect to reduce any short position by exercising all or part of any over-allotment option described in the applicable prospectus supplement.

Any such representatives also may impose a penalty bid on certain underwriters and selling group members. This means that if the representatives purchase securities in the open market to reduce the underwriters’ short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering thereof.

In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering.

Neither we nor any of the underwriters, if any, makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, neither we nor any of the underwriters, if any, makes any representation that the representatives of the underwriters, if any, will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

The anticipated date of delivery of the securities offered by this prospectus will be described in the applicable prospectus supplement relating to the offering. The securities offered by this prospectus may or may not be listed on a national securities exchange or a foreign securities exchange. We cannot give any assurances that there will be a market for any of the securities offered by this prospectus and any prospectus supplement.

LEGAL MATTERS

The legality of the shares of common stock offered by this prospectus has been passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.

EXPERTS

The consolidated financial statements of Orthovita, Inc. as of December 31, 2002, and for the year ended December 31, 2002, have been incorporated by reference herein from the Annual Report on Form 10-K of Orthovita, Inc. for the year ended December 31, 2002 in reliance upon the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Orthovita, Inc. as of December 31, 2001 and for each of the two years in the period ended December 31, 2001, incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto.

Arthur Andersen LLP previously served as our independent accountants. Representatives of Arthur Andersen LLP are not available to provide the consents required for the inclusion of their report on our consolidated financial statements for the year ended December 31, 2001 and for each of the two years in the period ended December 31, 2001 incorporated by reference into this prospectus and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the inclusion of their reports incorporated by reference in this prospectus, investors will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933. In addition, the ability of Arthur Andersen LLP to satisfy any claims (including claims arising from its provision of auditing and other services to us) may be limited as a practical matter due to the circumstances involving Arthur Andersen LLP.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any document we file at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our public filings, including reports, proxy and information statements, are also available on the Commission’s web site at http://www.sec.gov.

The Securities and Exchange Commission allows us to “incorporate by reference” information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference into this prospectus the documents listed below, and any future filings (other than the portions thereof deemed to be “furnished” to the Commission pursuant to Item 9 or Item 12) we make with the Commission under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering:

•	our Annual Report on Form 10-K for the year ended December 31, 2003, filed with the Commission on March 9, 2004;

•	our Quarterly Report on Form 10-Q for the period ended March 31, 2004;

•	the description of our common stock contained in our registration statement on Form 8-A filed under Section 12(g) of the Securities Exchange Act of 1934 with the Commission on June 24, 1998, including any amendment or reports filed for the purpose of updating such description.

To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus, the statement in this prospectus shall supersede such incorporated statement. The incorporated statement shall not be deemed, except as modified or superceded, to constitute a part of this prospectus or the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement.

We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated into this prospectus by reference (except exhibits, unless they are specifically incorporated into this prospectus by reference). You should direct any requests for copies to:

Orthovita, Inc.

45 Great Valley Parkway

Malvern, Pennsylvania 19355

(610) 640-1775

Attention: Joseph M. Paiva, Chief Financial Officer

5,681,818 Shares

Common Stock

Orthovita, Inc.

Prospectus Supplement

July 2, 2004